Exhibit 99.2

Consolidated Statements of Operations

For the three months ended
(unaudited in millions of Canadian dollars except for per share amounts)		March 31, 2012	March 31, 2011
Revenue
Premiums
Gross		$3,391	$3,681
Less: Ceded		1,317	1,247
Net		2,074	2,434
Net investment income (loss):
Interest and other investment income		1,183	1,115
Change in fair value through profit or loss assets and liabilities (Note 4)		(1,009)	(208)
Net gains (losses) on available-for-sale assets		23	43
Net investment income (loss)		197	950
Fee income		869	819
Total revenue		3,140	4,203

Benefits and expenses
Gross claims and benefits paid (Note 6)		3,283	3,420
Increase (decrease) in insurance contract liabilities (Note 6)		(1,163)	(177)
Decrease (increase) in reinsurance assets (Note 6)		(200)	(57)
Increase (decrease) in investment contract liabilities (Note 6)		17	(31)
Reinsurance expenses (recoveries) (Note 12)		(1,215)	(1,147)
Commissions		347	414
Net transfer to (from) segregated funds (Note 9)		120	208
Operating expenses		871	882
Premium taxes		64	58
Interest expense		89	106
Total benefits and expenses		2,213	3,676

Income (loss) before income taxes		927	527
Less: Income tax expense (benefit) (Note 7)		208	58

Total net income (loss)		719	469
Less: Net income (loss) attributable to participating policyholders		2	4
Less: Net income (loss) attributable to non-controlling interests		–	3

Shareholders’ net income (loss)		717	462
Less: Preferred shareholders’ dividends		31	24
Common shareholders’ net income (loss)		$686	$438

Average exchange rates during the reporting periods:	U.S. dollars	1.00	0.99
	U.K. pounds	1.57	1.58
Earnings (loss) per share (Note 11)
Basic		$1.17	$0.76
Diluted		$1.15	$0.73

Weighted average shares outstanding in millions (Note 11)
Basic		588	575
Diluted		599	617

Dividends per common share		$0.36	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

26	Sun Life Financial Inc.	First Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income (Loss)

	For the three months ended
(unaudited in millions of Canadian dollars)	March 31, 2012	March 31, 2011
Total net income (loss)	$719	$469
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses), before net investment hedges	(182)	(250)
Unrealized gains (losses) on net investment hedges	17	39
Reclassifications to net income (loss)	–	14
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	176	9
Reclassifications to net income (loss)	(25)	(36)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	12	(5)
Reclassifications to net income (loss)	(6)	(3)
Total other comprehensive income (loss)	(8)	(232)
Total comprehensive income (loss)	711	237
Less: Participating policyholders’ comprehensive income (loss)	1	2
Non-controlling interests in comprehensive income (loss)	–	3
Shareholders’ comprehensive income (loss)	$710	$232

Income Taxes included in Other Comprehensive Income (Loss)

	For the three months ended
(unaudited in millions of Canadian dollars)	March 31, 2012	March 31, 2011
Income tax benefit (expense):
Unrealized foreign currency translation gains (losses), including net investment hedges	$5	$(5)
Reclassifications to net income of foreign currency translation gains (losses)	–	(3)
Unrealized gains / losses on available-for-sale assets	(49)	(6)
Reclassifications to net income for available-for-sale assets	6	7
Unrealized gains / losses on cash flow hedges	(6)	(7)
Reclassifications to net income for cash flow hedges	2	1
Total income tax benefit (expense) included in other comprehensive income (loss)	$(42)	$(13)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2012	27

Consolidated Statements of Financial Position

		As at
(unaudited in millions of Canadian dollars)		March 31, 2012	December 31, 2011	March 31, 2011
Assets
Cash, cash equivalents and short-term securities (Note 4)		$8,271	$8,837	$8,376
Debt securities (Note 4)		61,846	62,930	58,057
Equity securities (Note 4)		4,919	4,570	4,687
Mortgages and loans		28,005	27,755	25,856
Derivative assets		2,134	2,632	1,282
Other invested assets (Note 4)		1,403	1,348	1,240
Policy loans		3,243	3,276	3,246
Investment properties		5,538	5,313	4,744
Invested assets		115,359	116,661	107,488
Other assets		3,378	2,885	3,123
Reinsurance assets (Note 6)		3,470	3,277	3,866
Deferred tax assets		1,412	1,648	944
Property and equipment		548	546	492
Intangible assets		873	885	879
Goodwill		3,919	3,942	4,179
Total general fund assets		128,959	129,844	120,971
Investments for account of segregated fund holders (Note 9)		91,934	88,183	89,513
Total assets		$220,893	$218,027	$210,484

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$94,508	$96,374	$86,893
Investment contract liabilities (Note 6)		3,083	3,073	4,100
Derivative liabilities		965	1,059	634
Deferred tax liabilities		6	7	10
Other liabilities		7,738	8,011	6,629
Senior debentures		2,149	2,149	2,151
Innovative capital instruments		695	695	1,645
Subordinated debt		3,540	2,746	2,738
Total general fund liabilities		112,684	114,114	104,800
Insurance contracts for account of segregated fund holders (Note 9)		86,077	82,650	83,556
Investment contracts for account of segregated fund holders (Note 9)		5,857	5,533	5,957
Total liabilities		$204,618	$202,297	$194,313

Equity
Issued share capital and contributed surplus		$10,417	$10,340	$9,629
Retained earnings and accumulated other comprehensive income		5,858	5,390	6,528
Non-controlling interests		–	–	14
Total equity		$16,275	$15,730	$16,171
Total liabilities and equity		$220,893	$218,027	$210,484

Exchange rates at the end of the reporting periods:	U.S. dollars	1.00	1.02	0.97
	U.K. pounds	1.60	1.58	1.56

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 9, 2012.

Dean A. Connor	John H. Clappison
President and Chief Executive Officer	Director

28	Sun Life Financial Inc.	First Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

	For the three months ended
(unaudited in millions of Canadian dollars)	March 31, 2012	March 31, 2011
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,015
Common shares
Balance, beginning of period	7,735	7,407
Stock options exercised	5	42
Issued under dividend reinvestment and share purchase plan (Note 8)	69	69
Balance, end of period	7,809	7,518
Contributed surplus
Balance, beginning of period	102	95
Share-based payments	4	6
Stock options exercised	(1)	(5)
Balance, end of period	105	96
Retained earnings
Balance, beginning of period	5,219	6,489
Net Income (loss)	717	462
Dividends on common shares	(212)	(209)
Dividends on preferred shares	(31)	(24)
Change due to transactions with non-controlling interests	–	(3)
Balance, end of period	5,693	6,715
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	320	387
Unrealized cumulative translation differences, net of hedging activities	(287)	(505)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains on derivatives designated as cash flow hedges	9	38
Balance, beginning of period	48	(74)
Total other comprehensive income (loss) for the period	(7)	(230)
Balance, end of period	41	(304)
Total shareholders’ equity, end of period	$16,151	$16,040
Participating policyholders:
Retained earnings
Balance, beginning of period	$124	$117
Net Income (loss)	2	4
Balance, end of period	126	121
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(1)	(2)
Balance, beginning of period	(1)	(2)
Total other comprehensive income (loss) for the period	(1)	(2)
Balance, end of period	(2)	(4)
Total participating policyholders’ equity, end of period	$124	$117
Non-controlling interests:
Balance, beginning of period	$–	$24
Net income (loss)	–	3
Other changes in non-controlling interests	–	(13)
Total non-controlling interests, end of period	$–	$14
Total equity	$16,275	$16,171

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2012	29

Consolidated Statements of Cash Flows

	For the three months ended
(unaudited in millions of Canadian dollars)	March 31, 2012	March 31, 2011
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$927	$527
Add interest expense related to financing activities	89	106
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(1,107)	(214)
(Increase) decrease in reinsurance assets	(237)	(75)
Unrealized (gains) losses on investments	682	(4)
Other non-cash items	(361)	(248)
Operating cash items:
Deferred acquisition costs	(12)	(11)
Realized (gains) losses on investments	304	169
Sales, maturities and repayments of investments	19,912	20,106
Purchases of investments	(20,136)	(19,724)
Change in policy loans	5	(11)
Income taxes refund (paid)	(35)	(28)
Other cash items	(783)	(61)
Net cash provided by (used in) operating activities	(752)	532
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(24)	(8)
Transactions with associates and joint ventures	(6)	(10)
Purchase of shares from non-controlling interests	–	(3)
Other investing activities	(7)	(11)
Net cash provided by (used in) investing activities	(37)	(32)
Cash flows provided by (used in) financing activities
Borrowed funds	24	–
Issuance of senior financing, senior debentures and subordinated debentures (Note 8)	796	–
Collateral on senior financing, senior debentures and subordinated debentures	(2)	4
Issuance of common shares on exercise of stock options	4	37
Dividends paid on common and preferred shares	(171)	(159)
Interest expense paid	(83)	(59)
Net cash provided by (used in) financing activities	568	(177)
Changes due to fluctuations in exchange rates	(17)	(51)
Increase (decrease) in cash and cash equivalents	(238)	272
Net cash and cash equivalents, beginning of period	4,353	3,401
Net cash and cash equivalents, end of period	4,115	3,673
Short-term securities, end of period	4,096	4,640
Net cash and cash equivalents and short-term securities, end of period (Note 4)	$8,211	$8,313

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	First Quarter 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Accounting Policies

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2011 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2011 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

Changes in Accounting Policies Adopted in 2012

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011 and are not expected to have a material impact upon adoption.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes, named Deferred Tax and the Recovery of Underlying Assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments were adopted on January 1, 2012 and did not impact our Interim Consolidated Financial Statements as the amendments are consistent with our accounting policy.

3.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which includes our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2011, we transferred McLean Budden Limited to our subsidiary MFS Investment Management. As a result, the results of McLean Budden Limited are reported as part of MFS instead of SLF Canada and the related goodwill and intangible assets previously reported as part of SLF Canada are now reported as part of Corporate. Prior period information has been restated to reflect this change in organization.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue in the consolidation adjustments columns in the tables below consists of interest income and fee income.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2012	31

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2012
Gross premiums:
Annuities	$499	$94	$–	$–	$56	$–	$649
Life insurance	811	477	–	157	26	–	1,471
Health insurance	891	375	–	3	2	–	1,271
Total gross premiums	2,201	946	–	160	84	–	3,391
Less: ceded premiums	1,185	114	–	12	6	–	1,317
Net investment income (loss)	388	(326)	3	170	(9)	(29)	197
Fee income	186	202	434	31	36	(20)	869
Total revenue	$1,590	$708	$437	$349	$105	$(49)	$3,140
Total benefits and expenses	$1,334	$121	$348	$311	$148	$(49)	$2,213
Income tax expense (benefit)	$27	$162	$40	$9	$(30)	$–	$208
Total net income (loss)	$229	$425	$49	$29	$(13)	$–	$719
2011
Gross premiums:
Annuities	$316	$388	$–	$–	$54	$–	$758
Life insurance	799	688	–	155	33	–	1,675
Health insurance	859	384	–	2	3	–	1,248
Total gross premiums	1,974	1,460	–	157	90	–	3,681
Less: ceded premiums	1,149	87	–	5	6	–	1,247
Net investment income (loss)	554	354	(1)	74	(3)	(28)	950
Fee income	187	181	410	28	32	(19)	819
Total revenue	$1,566	$1,908	$409	$254	$113	$(47)	$4,203
Total benefits and expenses	$1,303	$1,682	$329	$202	$207	$(47)	$3,676
Income tax expense (benefit)	$24	$45	$35	$8	$(54)	$–	$58
Total net income (loss)	$239	$181	$45	$44	$(40)	$–	$469

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
As at March 31, 2012
Total general fund assets	$65,011	$42,558	$1,079	$8,185	$12,469	$(343)	$128,959
Investments for account of segregated fund holders	$49,798	$30,423	$–	$1,314	$10,399	$–	$91,934
Total general fund liabilities	$58,128	$36,715	$882	$6,365	$10,937	$(343)	$112,684
As at December 31, 2011
Total general fund assets	$64,192	$44,490	$1,180	$8,122	$12,165	$(305)	$129,844
Investments for account of segregated fund holders	$47,245	$29,804	$–	$1,198	$9,936	$–	$88,183
Total general fund liabilities	$57,615	$38,196	$973	$6,336	$11,299	$(305)	$114,114
As at March 31, 2011
Total general fund assets	$59,515	$42,190	$1,000	$7,063	$11,472	$(269)	$120,971
Investments for account of segregated fund holders	$48,617	$29,038	$–	$1,160	$10,698	$–	$89,513
Total general fund liabilities	$53,043	$36,751	$750	$5,424	$9,101	$(269)	$104,800

32	Sun Life Financial Inc.	First Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.    Financial Investments and Related Net Investment Income

4.A Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2012	December 31, 2011	March 31, 2011
Cash	$1,168	$1,506	$815
Cash equivalents	3,007	2,953	2,921
Short-term securities	4,096	4,378	4,640
Cash, cash equivalents and short-term securities	8,271	8,837	8,376
Less: Bank overdraft, recorded in Other liabilities	60	106	63
Net cash, cash equivalents and short-term securities	$8,211	$8,731	$8,313

4.B Asset Classifications

The carrying value of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available-for- sale	Other(1)	Total
March 31, 2012
Debt securities	$50,794	$11,052	$–	$61,846
Equity securities	$4,009	$910	$–	$4,919
Other invested assets	$857	$162	$384	$1,403

December 31, 2011
Debt securities	$51,627	$11,303	$–	$62,930
Equity securities	$3,731	$839	$–	$4,570
Other invested assets	$809	$155	$384	$1,348

March 31, 2011
Debt securities	$47,071	$10,986	$–	$58,057
Equity securities	$3,894	$793	$–	$4,687
Other invested assets	$810	$143	$287	$1,240

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded in our Interim Consolidated Statements of Operations consist of the following:

For the three months ended	March 31, 2012	March 31, 2011
Cash, cash equivalents and short-term securities	$3	$2
Debt securities	(347)	(399)
Equity securities	165	151
Derivative investments	(962)	(195)
Other invested assets	23	6
Investment properties	109	227
Total change in fair value through profit or loss assets and liabilities	$(1,009)	$(208)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2012	33

5.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance can be found in Notes 6 and 7, respectively, of our 2011 Annual Consolidated Financial Statements.

Our financial instrument risk management policies and procedures are described in our Management Discussion and Analysis (“MD&A”) for the period ended March 31, 2012. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risks in accordance with IFRS 7 Financial Instruments: Disclosures, and include discussions on how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

6.    Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

For the three months ended March 31, 2012	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$91,112	$3,094	$88,018
Change in balances on in-force policies	(1,827)	141	(1,968)
Balances arising from new policies	639	28	611
Changes in assumptions or methodology	25	31	(6)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(1,163)	200	(1,363)
Balances before the following:	89,949	3,294	86,655
Foreign exchange rate movements	(682)	(42)	(640)
Balances before Other policy liabilities and assets:	89,267	3,252	86,015
Other policy liabilities and assets	5,241	218	5,023
Total Insurance contract liabilities and Reinsurance assets	$94,508	$3,470	$91,038

For the three months ended March 31, 2011	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$82,729	$3,652	$79,077
Change in balances on in-force policies	(908)	(8)	(900)
Balances arising from new policies	709	28	681
Changes in assumptions or methodology	22	37	(15)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(177)	57	(234)
Balances before the following:	82,552	3,709	78,843
Foreign exchange rate movements	(859)	(59)	(800)
Balances before Other policy liabilities and assets:	81,693	3,650	78,043
Other policy liabilities and assets	5,200	216	4,984
Total Insurance contract liabilities and Reinsurance assets	$86,893	$3,866	$83,027

34	Sun Life Financial Inc.	First Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.A.ii Gross Claims and Benefits Paid

Gross claims and benefits paid in the period consist of the following:

For the three months ended	March 31, 2012	March 31, 2011
Maturities and surrenders	$998	$1,159
Annuity payments	317	335
Death and disability	808	819
Health	926	838
Policyholder dividends and interest on claims and deposits	234	269
Total gross claims and benefits paid	$3,283	$3,420

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

For the three months ended	March 31, 2012		March 31, 2011
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$966	$1,620	$2,207	$1,396
Deposits	–	102	–	128
Interest	2	9	8	10
Withdrawals	(19)	(64)	(11)	(66)
Change in fair value	–	–	(2)	–
Other	–	4	1	3
Foreign exchange rate movements	(19)	(3)	(53)	(3)
Balance, end of period	$930	$1,668	$2,150	$1,468

Changes in investment contract liabilities with DPF are as follows:

For the three months ended	March 31, 2012	March 31, 2011
Balance, beginning of period	$487	$540
Change in liabilities on in-force policies	–	(51)
Liabilities arising from new policies	6	4
Increase (decrease) in liabilities	6	(47)
Liabilities before the following:	493	493
Foreign exchange rate movements	(8)	(11)
Balance, end of period	$485	$482

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2012	35

7.    Income Tax Expense

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

For the three months ended	March 31, 2012		March 31, 2011
		%		%
Total net income (loss)	$719		$469
Add: Income tax expense (benefit)	208		58
Total income (loss) before income taxes	$927		$527
Taxes at the combined Canadian federal and provincial statutory income tax rate	$246	26.5	$148	28.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	3	0.3	(24)	(4.6)
Tax (benefit) cost of unrecognized tax losses	(3)	(0.3)	(1)	(0.1)
Tax exempt investment income	(40)	(4.3)	(55)	(10.4)
Changes to statutory income tax rates	4	0.4	–	–
Adjustments in respect of prior years, including resolution of tax disputes	(4)	(0.4)	(13)	(2.4)
Other	2	0.2	3	0.5
Total income tax expense (benefit) and effective income tax rate	$208	22.4	$58	11.0

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income (loss) not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. For the three months ended March 31, 2012, this line reflects the impact of higher earnings in higher tax rate jurisdictions, predominantly in the U.S.

Tax exempt investment income for the three months ended March 31, 2012 includes a benefit of $12 related to appreciation of investment properties in Canada ($28 for March 31, 2011).

In March 2012, the U.K. government enacted legislation reducing the corporate income tax rate from 25% to 24% effective April 1, 2012. This impact is reported in line Changes to statutory income tax rates.

8.    Capital Management

8.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on both a consolidated basis under principles that consider all the risks associated with the business and at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2011 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at March 31, 2012 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at March 31, 2012. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2012.

Under OSFI’s IFRS transition guidance, companies could elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance made this election last year and will continue to phase in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities.

36	Sun Life Financial Inc.	First Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.B Significant Capital Transactions

8.B.i Subordinated Debentures

On March 2, 2012, SLF Inc. issued $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating debentures due 2022. The proceeds net of issuance costs from the offering will be used for general corporate purposes, including investments in subsidiaries and repayment of indebtedness. These debentures bear interest at a fixed rate of 4.38% per annum payable semi-annually to, but excluding March 2, 2017, and from March 2, 2017 until maturity on March 2, 2022, at a variable rate equal to the annual rate of interest applicable to Canadian dollar bankers’ acceptances plus 2.70% payable quarterly. Subject to prior approval of OSFI, SLF Inc. may redeem the debentures in whole or in part, on or after March 2, 2017 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The debentures are direct unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.

8.B.ii Dividend Reinvestment and Share Purchase Plan

In the first quarter of 2012, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 3.0 million common shares (2.3 million common shares in 2011) from treasury at discounts of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

9.    Segregated Fund Disclosure

9.A Investments for Account of Segregated Fund Holders

The carrying value of Investments for account of segregated fund holders is as follows:

As at	March 31, 2012	December 31, 2011	March 31, 2011
Segregated and mutual fund units	$76,032	$72,840	$73,788
Equity securities	6,396	5,830	7,296
Debt securities	8,704	8,473	7,445
Cash, cash equivalents and short-term securities	2,564	1,425	2,903
Investment properties	313	318	302
Mortgages	21	27	27
Other assets	2,982	2,492	3,937
Total assets	$97,012	$91,405	$95,698
Less: Liabilities arising from investing activities	$5,078	$3,222	$6,185
Total Investments for account of segregated fund holders	$91,934	$88,183	$89,513

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2012	37

9.B Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Balance, beginning of the period	$82,650	$81,931	$5,533	$6,015
Additions to segregated funds:
Deposits	2,082	2,503	31	63
Net transfers (to) from general funds	120	208	–	–
Net realized and unrealized gains (losses)	4,279	2,073	351	35
Other investment income	125	209	38	5
Total additions	$6,606	$4,993	$420	$103
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	$2,244	$2,252	$110	$134
Management fees	280	275	18	10
Taxes and other expenses	50	45	4	2
Foreign exchange rate movements	605	796	(36)	15
Total deductions	$3,179	$3,368	$96	$161
Net additions (deductions)	$3,427	$1,625	$324	$(58)
Balance, end of period	$86,077	$83,556	$5,857	$5,957

38	Sun Life Financial Inc.	First Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debentures issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosures and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2012
Total revenue	$119	$2,686	$518	$(183)	$3,140
Shareholders’ net income (loss)	$715	$365	$309	$(672)	$717

March 31, 2011
Total revenue	$133	$3,149	$1,197	$(276)	$4,203
Shareholders’ net income (loss)	$461	$336	$64	$(399)	$462

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2012
Invested assets	$17,733	$93,740	$20,078	$(16,192)	$115,359
Total other general fund assets	$8,701	$13,688	$19,403	$(28,192)	$13,600
Investments for account of segregated fund holders	$–	$63,349	$28,585	$–	$91,934
Insurance contract liabilities	$–	$85,052	$13,362	$(3,906)	$94,508
Investment contract liabilities	$–	$2,117	$966	$–	$3,083
Total other general fund liabilities	$10,297	$9,237	$22,576	$(27,017)	$15,093

December 31, 2011
Invested assets	$16,435	$94,540	$21,243	$(15,557)	$116,661
Total other general fund assets	$8,634	$13,412	$19,527	$(28,390)	$13,183
Investments for accounts of segregated fund holders	$–	$60,169	$28,014	$–	$88,183
Insurance contract liabilities	$–	$85,548	$14,942	$(4,116)	$96,374
Investment contract liabilities	$–	$2,083	$990	$–	$3,073
Total other general fund liabilities	$9,474	$9,529	$22,723	$(27,059)	$14,667

March 31, 2011
Invested assets	$17,175	$85,060	$21,347	$(16,094)	$107,488
Total other general fund assets	$8,760	$13,380	$19,702	$(28,359)	$13,483
Investments for account of segregated fund holders	$–	$62,462	$27,051	$–	$89,513
Insurance contract liabilities	$–	$77,551	$12,456	$(3,114)	$86,893
Investment contract liabilities	$–	$1,958	$2,155	$(13)	$4,100
Total other general fund liabilities	$9,911	$8,597	$23,327	$(28,028)	$13,807

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2012	39

11.    Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding. Diluted EPS is calculated by adjusting common shareholders’ net income and the weighted average number of shares for the effects of all dilutive potential common shares, under the assumption that convertible instruments are converted and that outstanding options are exercised.

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS share computations are as follows:

For the three months ended	March 31, 2012	March 31, 2011
Common shareholders’ net income (loss) for basic earnings per share	$686	$438
Add: Increase in income due to convertible instruments(1)	3	14
Common shareholders’ net income (loss) on a diluted basis	$689	$452
Weighted average number of shares outstanding for basic earnings per share (in millions)	588	575
Add: dilutive impact of stock options(2) (in millions)	–	1
Add: dilutive impact of convertible securities(1) (in millions)	11	41
Weighted average number of shares outstanding on a diluted basis (in millions)	599	617

Basic earnings (loss) per share	$1.17	$0.76
Diluted earnings (loss) per share	$1.15	$0.73

(1)

Innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), have been issued through Sun Life Capital Trust. Holders of the $950 SLEECS A, which were redeemed on December 31, 2011, and holders of the $200 SLEECS B may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each one thousand dollars principal amount of SLEECS to 40 non-cumulative perpetual preferred shares of Sun Life Assurance. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B. For the purposes of diluted EPS, it is assumed that the conversion to SLF Inc. common shares has occurred at the beginning of the periods presented. Common shareholders’ net income is increased by the after-tax interest on the SLEECS A and B, while the weighted average common shares are increased by the number of SLF Inc. common shares that would be issued at conversion. Since the SLEECS A were redeemed on December 31, 2011 they are not included in the diluted EPS calculation for the three months ended March 31, 2012.

(2)

Diluted EPS assumes the exercise of all dilutive stock options of SLF Inc. It is assumed that the proceeds from the exercise of the options were received from the issuance of common shares of SLF Inc. at the average market price of common shares during the period. The difference between the number of shares issued for the exercise of the dilutive options and the number of shares that would have been issued at the average market price of the common shares during the period is adjusted to the weighted average number of shares for purposes of calculating diluted earnings per share. The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive for the periods presented, amounted to 11 million for the three months ended March 31, 2012 (9 million for the three months ended March 31, 2011).

12.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the three months ended	March 31, 2012	March 31, 2011
Recovered claims and benefits	$1,049	$993
Commissions	13	13
Reserve adjustments	39	26
Operating expenses and other	114	115
Reinsurance (expenses) recoveries	$1,215	$1,147

40	Sun Life Financial Inc.	First Quarter 2012	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)